Exhibit 1

CAMECO CORPORATION

SUPPLEMENTAL DISCLOSURE TO THE MANAGEMENT PROXY CIRCULAR

MAY 30, 2012

Long term incentives

At the time of printing Cameco’s 2012 management proxy circular, the 2012 awards of performance share units (PSUs) and stock options to the named executives had not yet been granted. The table below shows the options and PSUs granted to the named executives on May 15, 2012. We grant these long-term incentives to motivate executives to help us meet our performance targets over the coming years, and to tie a portion of their future compensation to our longer term performance.

The options vest over three years, have an exercise price of $21.14 and an eight-year term. The PSUs vest at the end of a three-year period, based on the achievement of performance conditions, and have a grant date value of $21.14 per unit. The expected value of the long-term compensation awards is made up of 60% options and 40% PSUs.

Name	Securities under options granted (#)	Value of options on date of grant[1] ($)	Exercise price ($/security)	Expiry date (mm/dd/yyyy)	PSUs granted[2] (#)	Value of PSUs granted[3] ($)	Date when performance period matures (mm/dd/yyyy)
Tim Gitzel	268,600	1,651,890	21.14	05/14/2020	52,100	1,101,394	12/31/2014
Grant Isaac	89,500	550,425	21.14	05/14/2020	17,400	367,836	12/31/2014
Robert Steane	136,800	841,320	21.14	05/14/2020	26,500	560,210	12/31/2014
Ken Seitz	81,900	503,685	21.14	05/14/2020	15,900	336,126	12/31/2014
Gary Chad	69,100	424,965	21.14	05/14/2020	13,400	283,276	12/31/2014

Notes:

1.	Value of options

Options granted on May 15, 2012 are valued at approximately $6.15 per option using the Black-Scholes option-pricing model based on the following assumptions:

Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
1.8	35.8	1.6	5.5	21.14

The exercise price of $21.14 per option is based on the closing price of Cameco shares on the TSX on the day immediately before the grant.

2.	PSUs granted

The number of PSUs reflect 100% of the original number of PSUs awarded and has not been adjusted to reflect performance. The actual number of PSUs earned can vary from 0 to 150% of the original number granted based on corporate performance (and up to 200% for exceptional performance).

3.	Value of PSUs granted

The values represent the number of PSUs granted to each named executive, multiplied by $21.14, the closing price of Cameco shares on the TSX on the day immediately before the grant.

The PSUs granted on May 15, 2012 are for the three-year performance period from January 1, 2012 to December 31, 2014.

Equity compensation plan information

The maximum number of Cameco shares that can be issued under the option plan and other compensation arrangements is 43,017,198 (10.9%) of our total and outstanding common shares as of May 15, 2012. The table below provides details about the number of shares under the option plan as of this date.

As of May 15, 2012
Number (% of our shares issued and outstanding) to be issued when outstanding options under the option plan are exercised	9,950,045 (2.5%)
Number (% of our shares issued and outstanding) remaining available to be issued under the option plan	6,065,919 (1.5%)
Total dilution	4.0%

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)	31,460,418
Increase in the reserve (June 12, 2006)	11,556,780
Total shares issued under the plan (as at the end of business on May 15, 2012)	27,001,234
Total shares issued under the plan / total shares issued and outstanding (as at the end of business on May 15, 2012)	6.8%
Total shares issued and outstanding (as at the end of business on May 15, 2012)	395,259,838